November 14, 2024

Jihan Wu
Chief Executive Officer
Bitdeer Technologies Group
08 Kallang Avenue
Aperia Tower 1, #09-03/04
Singapore 339509

       Re: Bitdeer Technologies Group
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-41687
Dear Jihan Wu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets